Rede Partners (Americas) LLC

Financial Statement of Condition
Pursuant to Rule 17a-5 under the Securities Exchange
Act of 1934
Year Ended March 31, 2021
(With Report of Independent Registered Public
Accounting Firm Thereon)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70269

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/20** (MM/DD/YY) AND ENDING **03/31/21** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **REDE PARTNERS (AMERICAS) LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 AVENUE OF THE AMERICAS, SUITE 408
(No. and Street)

New York	**NY**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Wode — **+44 20 7618 9858**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith+Brown, PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 9th Floor	**New York**	**NY**	**10018**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I___Michael Wode_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___REDE PARTNERS (AMERICAS) LLC_____, as
of __March 31_____, 2021, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

No Exceptions _____

_____

_____



_____
Signature

___CCO & GENERAL COUNSEL___
Title

_____
Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2022

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rede Partners (Americas) LLC
Contents
For Year Ending March 31, 2021

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Rede Partners (Americas) LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rede Partners (Americas) LLC (the "Company") as of March 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

WithumSmith+Brown, PC

WithumSmith+Brown, PC

Whippany, New Jersey
May 27, 2021

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Rede Partners (Americas) LLC
Statement of Financial Condition
March 31, 2021

ASSETS

Cash	$	2,891,703
Receivable from affiliate		62,055
Fees receivable		273,880
Prepaid expenses		61,911
Fixed assets, net of accumulated depreciation and amortization		559,585
Operating lease right of use asset		742,313
Deferred tax assets		212,927
Other assets		107,665
Total assets	$	4,912,039

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable	$	140,284
Accrued expenses and other liabilities		1,815,673
Operating lease liability		742,313
Deferred tax liabilities		273,399
Accrued income taxes payable		61,408
Deferred revenue		40,000
Total liabilities		3,073,077
Member's equity		1,838,962
Total liabilities and member's equity	$	4,912,039

The accompanying notes are an integral part of this financial statement.

Rede Partners (Americas) LLC
Notes to the Financial Statement
March 31, 2021

1. **Organization and Nature of Business**

Rede Partners (Americas) LLC ("Rede Americas" or "Company") was formed in June 2017 as a limited liability partnership in the state of Delaware and was converted into an limited liability company in December 2018. Rede Partners (Americas) LLC is wholly owned by Rede Partners (UK) limited which is directly controlled by Rede Partners LLP. Due to revenues being generated via income earned from transfer pricing from its affiliated entity (Rede Partners LLP (UK)) the Company's operating results and financial condition could be significantly different from those that would have been obtained if the Company had been autonomous.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed broker dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") which is the Company's designated regulator. The Company conducts third-party marketing of private equity funds to institutional investors.

2. **Summary of Significant Accounting Policies**

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Coronavirus
The existence of a new coronavirus (COVID-19) was confirmed in early January 2020. Since then the coronavirus has spread to a significant number of countries including the United States of America, causing ongoing disruption to businesses and economic activity. The outbreak of the coronavirus has impacted the Company with management implementing contingency measures to ensure the business continues to operate as effectively as possible through these conditions. The Company continues to work closely with its affiliate in managing the associated impact to the Company and its affiliate. Due to the evolving nature of the coronavirus outbreak an estimate of its financial effect, cannot be made at the date of issue of the financial statements.

Cash
The Company maintains its cash balances with one financial institution which, at times, exceed federally-insured limits. The Company has not experienced any losses in this account and believes it is not exposed to any significant risk. At March 31, 2021, the Company had $2,891,703 in cash which exceeded the federally insured limits.

Fees Receivable
The Company's fees receivable include arrangements to collect deferred success fees over periods of greater than one year. Receivables are recorded on the date that the payment obligation to the Company is due which coincides with the issuance of an invoice for payment to the client. These terms include accrual of agreed upon interest. At March 31, 2021, the fair value of fees receivable which due beyond a period of one year is determined to approximate the principal value of amounts owed as there are no collection concerns with respect to the debtors.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful life for office equipment is three years. The estimated useful life of furniture and fixtures is five years. Leasehold improvements are generally amortized over the terms of their respective leases or ten years, whichever is shorter

The accompanying notes are an integral part of this financial statement.

2. **Summary of significant accounting policies (continued)**

Fixed Assets (cont.)

Expenditures for maintenance, repairs, and minor renewals and betterments are charged to operations as incurred; renewals and betterments of a major character are capitalized. When property is retired, sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in one noncancellable operating lease, for office space. This is explained further in Note 5. The lease liability for this lease is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our lease is not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Significant Credit Risk

The preparation of financial statement in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes that the estimates utilized in the preparation of financial statement in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however; actual results could differ from those estimates.

Income Taxes

The Company files its own federal, state and local tax returns and is not part of a group tax return.

Deferred taxes arise from temporary differences between the financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse.

The accompanying notes are an integral part of this financial statement.

2.   **Summary of Significant Accounting Policies (cont.)**

Income Taxes (cont.)

Deferred tax assets are evaluated for realization based on available evidence of projected future reversals of existing taxable temporary differences and certain assumptions made regarding future events. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

The provision of ASC 740, Income Taxes ("ASC 740"), clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a recognition threshold and measurement attribute for uncertain tax positions taken or expected to be taken on a tax return. ASC 740 also requires that interest and penalties related to unrecognized tax benefits be recognized in the financial statements. There were no material interest or penalties for the year ended March 31, 2021.

As of March 31, 2021, the Company determined it has no uncertain tax positions as defined within ASC 740-10.

Allowance for credit losses

Effective April 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of March 31, 2021.

3.   **Fixed Assets**

A summary of the cost and accumulated depreciation of fixed assets is as follows:

Furniture and Fixtures	$ 256,945
Less: accumulated depreciation	(58,259)
	$ 198,686
Office Equipment	$ 225,344
Less: accumulated depreciated	(96,970)
	$ 128,374
Leasehold Improvements	$ 288,651
Less: accumulated depreciated	(56,126)
	$ 232,525

The accompanying notes are an integral part of this financial statement.

4. **Related Party Transactions**

    The Company is paid a service fee by an affiliate based upon total expenses incurred by Rede Partners (UK).

    The Company also pays a support service fee to an affiliate.

    Receivable from affiliate, net includes $62,055 in the ordinary course of business which is also reported on the statement of financial condition.

5. **Commitments**

    The Company has obligations as a lessee for office space in New York City, with initial noncancellable terms in excess of one year. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Monthly base rent according to this agreement is $26,650. The lease is set to expire August 2023.

    Amounts reported in the statement of financial condition as of March 31, 2021 were as follows:

    Operating lease ROU asset $ 742,313
    Operating lease liability $ 742,313

    The discount rate used to determine the lease liability and right of use asset was 3.25%.

    Maturities of lease liabilities under the contingent operating lease as of March 31, 2021 are as follows:

Year ending March 31,	Minimum Lease Commitments	
2021	$	319,800
2022		319,800
2023		133,250
	$	772,850

6. **Income Taxes**

    At March 31, 2021, the Company had a current income tax payable of $61,358 and current state and local income taxes payable of $50 in the accompanying statement of financial condition.

    The effective tax rate differs from the statutory federal tax rate of 21% primarily due to state apportionment changes, state and local income taxes, and permanent book and tax differences. As of March 31, 2021, the deferred tax assets and liabilities included in the Statement of Financial Condition were as follows:

	March 31, 2021
Deferred tax assets	$ 212,927
Deferred tax liabilities	273,399
Net deferred tax liabilities	$ 60,472

    The accompanying notes are an integral part of this financial statement.

7. **Net Capital Requirements**

As a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At March 31, 2021, the Company's net capital was $560,939 which was $405,555 in excess of its minimum requirement of $155,384.

8. **Subsequent Events**

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statement. The evaluation was performed through May 27, 2021, which is the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statement or accompanying notes.

The accompanying notes are an integral part of this financial statement.